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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to                  .

Commission File No. 00-30747

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST PROFESSIONAL BANK 401(k)
SAVINGS PLAN

First Professional Bank
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp
6110 El Tordo, P.O. Box 2388
Rancho Santa Fe, California 92067

INDEX

PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2001and 2000	3
Notes to financial statements	4-7
SUPPLEMENTAL SCHEDULE
Schedule of assets (held at end of year) as of December 31, 2001	8

SUPPLEMENTAL SCHEDULE

INDEPENDENT AUDITORS' REPORT

To the Trustees of
First Professional Bank 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Professional Bank 401(k) Plan as of December 31, 2000 were audited by other auditors whose report, dated May 18, 2001, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California
July 12, 2002

FIRST PROFESSIONAL BANK 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2001	2000
INVESTMENTS
Pooled/Separate Accounts	$1,044,203	$1,252,107
Guaranteed Interest Account	118,180	211,729
First Community Bancorp Common Stock	141,663	73,609

	1,304,046	1,537,445
LOANS TO PARTICIPANTS	73,543	149,737

NET ASSETS AVAILABLE FOR BENEFITS	$1,377,589	$1,687,182

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,
	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME
Interest and other	$49,480	$40,802
Dividends	2,088	—
Net change in fair value of investments	(33,777)	7,346

	17,791	48,148

CONTRIBUTIONS
Participants	113,721	190,807
Employer	56,509	96,169

	170,230	286,976

Total additions	188,021	335,124

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	489,591	240,149
Administrative fees	8,023	8,875

Total deductions	497,614	249,024

NET CHANGE	(309,593)	86,100
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,687,182	1,601,082

End of year	$1,377,589	$1,687,182

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

        The following description of First Professional Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description.

        Plan termination—On January 15, 2001 Professional Bancorp, Inc., the parent company of the Sponsor, merged into First Community Bancorp. In connection with this merger, the common stock of Professional Bancorp, Inc. was exchanged for common stock of First Community Bancorp. Professional Bancorp, Inc. ceased to exist, and First Profesional Bank became a wholly owned subsidiary of First Community Bancorp. First Professional Bank, N.A. subsequently changed its name to Pacific Western National Bank.

        In connection with the merger, the First Professional Bank 401(k) Plan will be terminated and participants in the Plan will become 100% vested in their accounts. Eligible employees of the Sponsor will be allowed to transfer their account balances into the First Community Bancorp 401(k) Plan.

        General—The Plan is a defined contribution plan covering all full time employees of First Professional Bank, N.A. (the "Company" or the "Sponsor") who have completed one year of service consisting of at least 1,000 hours and are 21 years of age or older. Information about the Plan is contained in the Plan document and the Summary Plan Description. Copies are available from the Plan Administrator.

        Contributions—Plan participants may contribute up to 15% of their annual compensation, as defined in the Plan agreement, subject to limits established by Internal Revenue Service regulations. The Company, at its discretion, matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined in the Plan.

        Participant accounts—Each participant's account is credited with the participant's contribution, the Company's contributions and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

        Vesting—Participants have a non-forfeitable right to the portion of their account attributable to salary reduction contributions, after-tax employee contributions, and rollover contributions. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. The following is the participants vesting schedule for employer matching contributions:

Years of Credited Service	Vested %
Less than 1 year	0%
1 years	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

        Notwithstanding the above, if the participant reaches the age of 65, dies or terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

        Forfeitures—Non-vested company contributions forfeited by participants upon termination are available to reduce future payments of the Company's matching contributions or Plan administration fees.

        Payment of benefits—Upon termination of service, a participant may elect to receive either a lump-sum distribution, a series of installments or direct transfer to either an Individual Retirement Account or a qualified retirement plan. Other withdrawals and loans from the Plan can be made under certain circumstances, as defined in the Plan agreement. Participants who are 100% vested and 59 1/2 years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year. The distribution is taxable to the participant, but is not subject to the 10% penalty tax.

        Participant loans—Participants may borrow, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance of all other loans made to participant during the prior 12 months or one-half of the participant's vested account. Repayment schedules for loans are as agreed upon by the participant and the Plan administrator, but cannot exceed five years or extend beyond the participant's normal retirement date. Loans outstanding at December 31, 2001 and 2000 bear interest between 7% and 11.5%.

        Participant-directed investments—Participants may direct their contributions into any or all of the investment accounts with the custodian (See Note 3).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of presentation—The accompanying financial statements have been prepared on the accrual basis of accounting, consistent with the reporting in the Form 5500.

        Valuation of investments—The guaranteed interest account consists of investment contracts that are not fully benefit responsive and, accordingly, are not recorded at fair market value. Investments in pooled/separate accounts are stated at fair value, as determined by The Principal Financial Group ("The Principal Group") (Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date and are included in net change in fair value of investments. Investments in the common stock of First Community Bancorp are stated at fair market value based upon quoted market values in an active market.

        Participant loans—Participant loans are valued at cost, which approximates fair market value.

        Participant distributions—Benefits paid to participants are recorded when paid.

        Realized and Unrealized Appreciation (Depreciation)—Realized and unrealized appreciation (deprecation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

        Plan expenses—Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses are not reflected in the accompanying financial statements and constitute exempt transactions under ERISA. Investment service fees are paid by the Plan and are netted against the related investment income.

        Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Reclassifications—Certain reclassifications have been made in the 2000 financial statements to conform to the 2001 presentation.

NOTE 3—INVESTMENTS

        The Plan invests in funds offered by The Principal Group, custodian of Plan assets.

        In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or decline in the fair value of investments, which consists of realized gains or losses and unrealized market value appreciation or decline of investments.

        Investments in excess of 5% of Net Assets Available for Benefits as of December 31 are:

	2001	2000
Guaranteed Interest Account	$118,180	$211,930
Pooled / Separate Accounts
Bond & Mortgage Account	99,471	110,824
Large Cap Stock Index Account	289,703	406,033
Stock Emphasis Balanced Account	178,638	200,506
Medium Company Blend Account	162,559	205,468
Small Company Blend Account	142,931	175,169
International Stock account	—	88,624
First Community Bancorp Common Stock	141,663	—
Participant loans	73,543	149,737

        On October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, a process called demutualization. In demutualization, membership interests of eligible policy and contract holders are exchanged for compensation received in the form of common stock, cash or policy credits, including Separate Account Policy Credits representing shares of common stock issued to a new separate account of Principal Life. Principal Life has received an administrative exemption from the Department of Labor to cover these transactions.

NOTE 4—TAX-EXEMPT STATUS

        The Plan obtained its latest determination letter on April 28, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore continues to be exempt from Federal income taxes.

NOTE 5—GROUP ANNUITY CONTRACT WITH INSURANCE COMPANY

        The Plan maintains a group annuity contract with Principal Life Insurance Company, a division of Principal Financial Group. The contract maintains the contributions in the insurance company's general account. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and administrative expenses.

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

        Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who discretionary control over Plan assets), and those who provide services to the Plan. The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees. None of these transactions are prohibited transactions.

        Plan participants may elect to invest in the common stock of First Community Bancorp, the parent company of the Sponsor.

FIRST PROFESSIONAL BANK 401(k) PLAN

EIN 95-3701137

PLAN NO. 002

SCHEDULE LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Fair Value
*	Principal Life Insurance Company	Insurance Company General Guaranteed Interest Accounts	$118,180
*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	64,350
		Bond & Mortgage Account	99,471
		Government Securities Account	13,306
		American Century Income and Growth Account	6,848
		Large Cap Stock Index Account	289,703
		Stock Emphasis Balanced Account	178,638
		Medium Company Blend Account	162,559
		Mid Cap Stock Account	12,495
		Small Company Blend Account	142,931
		Small Cap Stock Index Account	3,811
		Putnam Investors Account	9,307
		International Stock Account	60,784
*	First Community Bancorp	Common stock	141,663
*	Participant loans	Interest rates range from 7% to 11.5%	73,543

			$1,377,589

Note:

*
Part-in-interest for which a statuatory exemption exists.

  Cost information is not included in the above as all investments are participant directed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PROFESSIONAL BANK 401(K) SAVINGS PLAN
Date: July 15, 2002	By:	/s/ LYNN M. HOPKINS Lynn M. Hopkins First Community Bancorp Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Moss Adams LLP, Independent Auditors as of and for the year ended December 31, 2001
23.2	Consent of Hutchinson & Bloodgood LLP, Independent Auditors as of and for the year ended December 31, 2000

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INDEX
SUPPLEMENTAL SCHEDULE
INDEPENDENT AUDITORS' REPORT
FIRST PROFESSIONAL BANK 401(k) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
FIRST PROFESSIONAL BANK 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FIRST PROFESSIONAL BANK 401(k) PLAN NOTES TO FINANCIAL STATEMENTS
FIRST PROFESSIONAL BANK 401(k) PLAN EIN 95-3701137 PLAN NO. 002 SCHEDULE LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SIGNATURES
INDEX TO EXHIBITS